SUBSIDIARIES OF THE REGISTRANT
Icesolv, Inc. - a Pennsylvania corporation which was formed in June, 1993

Cannon Sline, Inc. - a Pennsylvania corporation formed by merger of Oliver B. Cannon & Son, Inc. & Sline
Industrial Painters, Inc.

Other notes:

(1) Canisco Resources, Inc. is the survivor by merger of Canisco Resources, Inc., a Delaware corporation, Nuclear
Support Services, Inc., a Virginia corporation and NSS of Delaware, Inc. a Delaware corporation. Shareholder approval of the merger of these entities was received at a Special Meeting of Shareholders held March 29, 1996.
The merger was effective May 24, 1996.

(2)  NSS Numanco, Inc. - The stock of NSS Numanco, Inc.
was sold to Nuvest, L.L.C. of Tulsa, Oklahoma effective
February 25, 1996.

(3) Henze Services, Inc. - Substantially all the assets of Henze were sold to Harley Industries, Inc. of Tulsa, Oklahoma in June, 1996.